Bingham McCutchen
One Federal Street
Boston, MA 02110-1726

August 1, 2012

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Hawaiian Tax-Free Trust
Preliminary Proxy Materials
File Nos.: 2-92583 and 811-4084

Ladies and Gentlemen:

On behalf of Hawaiian Tax-Free Trust, a Massachusetts business trust (the "Trust"), we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), a preliminary copy of the notice of annual meeting, notice of special meeting, joint proxy statement and forms of proxy to be used in connection with each of the annual meeting and special meeting of shareholders of the Trust, to be held on October 27, 2012.

The purpose of the meetings to which the enclosed materials relate is to solicit shareholder approval of the following proposals:

1.	With respect to the annual meeting of shareholders: (i) to elect seven Trustees of the Trust; and (ii) to ratify the selection of the Trust’s independent registered public accounting firm; and

2.
With respect to the special meeting of shareholders: (i) to approve an Amended and Restated Management Agreement with the Trust’s Investment Adviser, Asset Management Group of Bank of Hawaii; and (ii) to approve the elimination of the Trust’s fundamental policies relating to (a)  permitted Trust investments; and (b)  investments in voting securities, other investment   companies and certain other instruments.

Pursuant to Rule 14a-6(d) under the 1934 Act, definitive copies of the enclosed materials filed pursuant to Rule 14a-6(a) are intended to be first given or sent to shareholders on or about August 17, 2012.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz